Exhibit 99.1

MARCH 2019 QUARTERLY REPORT

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ:PNRL, ASX:PNL) is pleased to present its quarterly report for the period ending March 31, 2019.

Highlights during, and subsequent to, the quarter include:

Coal sales

•	The Company successfully produced washed coal and commenced barge operations at Poplar Grove.

•
A maiden shipment was loaded into barges at Paringa’s Ainsworth Dock on the Green River and delivered to cornerstone customer, Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”), part of the PPL Corporation (NYSE:PPL).

•	Sales volumes will continue to ramp up in the coming weeks as coal production increases in line with additional mining equipment being deployed.

Mining and processing operations

•	Underground mining significantly progressed during the quarter, with mining activities now fully transitioned to Paringa managed operations.

•	The Company successfully commenced mining with its first continuous miner, installed and commissioned the slope conveyor and established the permanent ventilation system.

•	Operations using the mine slope conveyor allowed the Company to commence a typical underground room and pillar mining sequence and enabled significantly increased production rates.

•	All surface infrastructure at the mine site and dock is complete, commissioned and operating.

Debt financing

•	US$56 million Term Loan Facility was executed with Tribeca Global Resources Credit Pty Limited.

•	The Term Loan Facility will be used to refinance Paringa's existing US$21.7 million debt facility, fund accelerated expansion of the 3rd mining unit and provide additional working capital.

•	The Term Loan Facility is an attractive funding package that provides low overall cost, low shareholder dilution and flexibility in relation to early repayment.

•	Once the facility is fully drawn, Paringa will be funded to commence the expansion of production to 2.8 million tons per annum (“Mtpa”) at Poplar Grove.

Coal sales contracts

•	Paringa executed a coal sales agreement with Big Rivers Electric Corporation ("BREC") to sell up to 1,400,000 tons of coal from 2019 to 2023.

•	BREC operates two major local coal fired power stations, the Robert D Green and D.B. Wilson plants, located in very close proximity to Paringa on the Green River.

•	The sales agreement with BREC takes Paringa's total 5-year contracted sales position to 6,800,000 tons.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Next Quarter

The key milestones for the next quarter include:

•	Ramp-up of underground mining, including operation with both the first and second mining units.

•	Ramp-up of the CHPP and materials handling infrastructure.

•	Commencement of sales to Paringa’s additional contracted customers, AEP and BREC.

For further information contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Figure 1: Barge loading operations at Paringa’s Ainsworth Dock on the Green River

POPLAR GROVE OPERATIONS

Coal production

Subsequent to the end of the quarter, a maiden coal shipment of approximately 1,500 tons was loaded onto barges at Paringa’s Ainsworth Dock on the Green River to cornerstone customer, Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”), part of the PPL Corporation (NYSE: PPL), on April 26, 2019.

Coal is sold by Paringa on a free-on-board (“FOB”) basis, with the Company’s customers responsible for the transportation of coal. The loaded product underwent sampling and analysis at the Ainsworth Dock and exceeded key contract specifications.

Figure 2: Barge leaving Paringa’s Ainsworth Dock on the Green River

Mining and processing operations

Underground mining and bottom development significantly progressed during the quarter, with mining activities now fully transitioned to Paringa managed operations.

The Company successfully commenced mining with its first continuous miner, installed and commissioned the slope conveyor and established the permanent ventilation system. Operations using the mine slope conveyor have allowed the Company to commence a typical underground room and pillar mining sequence and enabled significantly increased production rates. The slope conveyor has the capacity (nameplate) to transport up of 2,000 tons of coal per hour from the slope bottom.

Mining rates will significantly increase in the coming weeks as additional mining equipment is deployed. The second continuous miner has now been deployed, completing the first super-section unit (“Unit”). Each Unit is equipped with two continuous miners and other key underground mining equipment, including roof-bolting machines, scoops and haulers.

All surface infrastructure at the mine site and dock are complete, commissioned and operating.
Figure 3: Coal processing operations at Poplar Grove mine

CORPORATE

Term loan facility

Subsequent to the end of the quarter, the Company executed a Term Facility Agreement with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent) and Tribeca Global Natural Resources Ltd (ASX:TGF) and the Tribeca Global Natural Resources Credit Funds (as lenders) for a US$56 million Term Loan Facility ("TLF"). The proceeds will be used to refinance existing debt, fund accelerated expansion at the Poplar Grove operations and for general working capital.

The Tribeca Debt Financing is an attractive funding package that provides low overall cost, low shareholder dilution and flexibility in relation to early repayment. Importantly, once the facility is fully drawn, Paringa will be funded to immediately begin the expansion of production to 2.8Mtpa at Poplar Grove, previously planned to be funded out of free cash flow.

The first US$40 million tranche of the TLF is expected to be drawn in the coming days, following satisfaction of customary conditions precedent. Tranche 1 will refinance the Macquarie project loan facility and provide working capital at close. Drawdown of the second US$16 million tranche of the TLF is expected in the second half of 2019 subject to lenders discretion, satisfaction of certain ramp-up tests, and other customary conditions precedent. Tranche 2 will fund capital expansion of the 3rd mining unit at the Poplar Grove mine.

Coal sales agreements

During the quarter, the Company signed a sales agreement with Big Rivers Electric Corporation (“BREC”) for coal sales from its Poplar Grove Mine, totaling up to 1,400,000 tons of coal from 2019 to 2023.

The Poplar Grove Mine’s direct barge access to the Green and Ohio River systems provides a significant transportation cost advantage over many other coal operations in the region, with BREC’s R.D. Green and D.B. Wilson plants located in very close proximity to Paringa on the Green River.

Additionally, the Company has existing sales contracts with both AEP and LG&E and KU, two of the biggest fuel buyers within the Ohio River, to sell 5,400,000 tons of coal from 2019 to 2023.

The Company continues to build on a strong forward sales book and is sold out for 2019 and approximately 70% committed for 2020 with leading regional power utilities. Market conditions in the Illinois Basin remain strong, and the Company is actively engaged with both existing and new customers regarding further sales agreements.

Buck Creek Coal Leases

At the end of the quarter, Paringa controlled approximately 41,017 gross acres (16,599 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 340 individual coal leases with private mineral owners.

During the quarter, Paringa directly leased approximately 142 additional gross acres (57 hectares) of coal from individual mineral owners at the Buck Creek Mining Complex.

ABOUT BUCK CREEK COMPLEX

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two fully permitted thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up has begun, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

Map of Buck Creek Complex and Local Mining Operations in Western Kentucky (Illinois Basin)

Forward looking statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Paringa Resources Limited

ABN	Quarter ended (“current quarter”)

44 155 933 010	31 March 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for
	(a) exploration & evaluation	-	-
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(957)	(2,633)
	(e) administration and corporate costs	(775)	(1,865)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	40	203
1.5	Interest and other costs of finance paid	(593)	(704)
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,285)	(4,999)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(9,806)	(31,228)
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	(195)	(354)

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(10,001)	(31,582)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	-	-
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(4)	(105)
3.5	Proceeds from borrowings	1,708	17,128
3.6	Repayment of borrowings	(251)	(262)
3.7	Transaction costs related to loans and borrowings	(46)	(1,693)
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	1,407	15,068

4.	Net increase / (decrease) in cash and cash equivalents for the period	11,939	22,623
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,285)	(4,999)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(10,001)	(31,582)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,407	15,068
4.5	Effect of movement in exchange rates on cash held	-	(50)
4.6	Cash and cash equivalents at end of period	1,060	1,060

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	1,060	11,939
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,060	11,939

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(223)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Payments to directors for services and defined contribution plans.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

Not applicable.

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities: Project loan facility (1) Equipment financing facility (2)	21,700 26,500	15,000 19,163
8.2	Credit standby arrangements	-	-
8.3	Other (please specify): Equipment financing package (2)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. (3)

(1) At quarter end, the Company had a US$21.7 million Project Loan Facility (“PLF”) from Macquarie Bank Limited ("Macquarie"). The key terms of the PLF are typical of a facility of this nature, including a floating interest rate comprising the 3-month LIBOR plus a margin of 10.5% pa during construction, falling to a 9.5% pa margin for the remainder of the loan, plus usual undertakings and events of default for a facility of this nature. The PLF is repayable by December 2022.

(2) The Company has a secured financing facility with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States. Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost.

(3) After quarter end, the Company executed documentation for a US$56 million Term Loan Facility (“TLF”) from Tribeca Global Resources Credit Pty Limited (as agent) (“Tribeca”) for the purpose of refinancing the Macquarie PLF, expansion development of the Poplar Grove Mine and working capital. The first US$40 million tranche of the TLF is expected to be drawn in the coming days, following satisfaction of customary conditions precedent. Drawdown of the second US$16 million tranche of the TLF is expected in the second half of 2019 subject to lenders discretion, satisfaction of certain ramp-up tests, and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable by April 2022.

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	-
9.2	Development	-
9.3	Production	(4,500)
9.4	Staff costs	(3,100)
9.5	Administration and corporate costs	(1,100)
9.6	Other (provide details if material): (a) project capital expenditure	(5,800)
9.7	Total estimated cash outflows	(14,500)

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Buck Creek Complex located in Kentucky, USA	Coal leases with private mineral owners	100% (40,875 acres)	100% (41,017 acres)

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: April 30, 2019
(~~Director/~~Company secretary)

Print name:	Gregory Swan

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
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